                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -----------------------------------

                                 SCHEDULE 13E-4

                      -----------------------------------

                          Issuer Tender Offer Statement
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 1)

                               UroMed Corporation
                              (Name of the Issuer)

             6% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2003
                         (Title of Class of Securities)
                                    917274AC6
                                    917274AA0
                                    U9153EAA0
                     (CUSIP Numbers of Class of Securities)

                      ------------------------------------

                                 Paul J. Murphy
                             Chief Financial Officer
                               UroMed Corporation
                                   64 A Street
                                Needham, MA 02194
                                 (781) 433-0033
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:
                           John R. Utzschneider, Esq.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8852

                        ------------------------------------
                               September 23, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                    CALCULATION OF FILING FEE: PREVIOUSLY PAID.

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         UroMed Corporation, a Massachusetts corporation (the "Company"), hereby amends and supplements its Issuer Tender Offer Statement on Schedule 13E-4, filed with the Securities and Exchange Commission on September 23, 1998 (the "Statement") in connection with an offer to purchase (the "Tender Offer") by the Company of up to $40.0 million aggregate principal amount of its 6% Convertible Subordinated Notes due October 15, 2003 (the "Notes"). This amendment constitutes Amendment No. 1 to the Statement. Pursuant to General Instruction E to Schedule 13E-4, information previously disclosed in the Statement is omitted from this Amendment No. 1.


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ITEM 8.  ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Tender Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws.

         (c) Not applicable.

         (d) Not applicable.

         (e) The Company has been informed that PaineWebber Incorporated, the Dealer Manager for the Tender Offer, which acted as a co-manager in the offering of the Notes, owns in inventory $5.0 million principal amount of Notes acquired in the ordinary course of business. PaineWebber Incorporated's equity division will make its own decision whether or not to tender the Notes in the Tender Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


   Exhibit
   Number                                  Description
   -------                                 -----------
99.1.          Offer to Purchase dated September 23, 1998.*
99.2.          Form of Letter of Transmittal.*
99.3.          Form of Notice of Guaranteed Delivery.*
99.4.          Form of Letter to Holders of 6% Convertible Subordinated Notes due
               October 15, 2003.*
99.5.          Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and Other
               Nominees.*
99.6.          Form of Letter to Clients.*
99.7.          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
99.8.          Press Release issued on September 23, 1998.*
99.9.          Supplement, dated September 23, 1998, to Offer to Purchase dated September 23, 1998.

-----------

* Previously filed as an exhibit to Schedule 13E-4 filed by the Company with the Securities and Exchange Commission on September 23, 1998.



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 25, 1998      UroMed Corporation


                                By /s/ John G. Simon
                                   -------------------------------------------
                               Name:   John G. Simon
                              Title:   Chief Executive Officer, Chairman
                                         and President



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                                INDEX TO EXHIBITS


  Exhibit
  Number                                Description
  -------                               -----------
99.1.        Offer to Purchase dated September 23, 1998.*
99.2.        Form of Letter of Transmittal.*
99.3.        Notice of Guaranteed Delivery.*
99.4.        Form of Letter to Holders of 6% Convertible Subordinated Notes due October 15,  2003.*
99.5.        Form of Letter  to  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies  and Other
             Nominees.*
99.6.        Form of Letter to Clients.*
99.7.        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
99.8.        Press Release issued on September 23, 1998.*
99.9.        Supplement, dated September 23, 1998, to Offer to Purchase dated September 23, 1998.

-----------

* Previously filed as an exhibit to Schedule 13E-4 filed by the Company with the Securities and Exchange Commission on September 23, 1998.


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